For the period ended (a) October 31, 1995
File number (c) 811-6391


                                SUB-ITEM 77J


                    Reclassification of Capital Accounts



Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with the A.I.C.P.A's Statement of Position 93.2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect caused by applying this statement was to decrease paid-in capital by $1,904,622, increase accumulated net realized losses by $5,529,282 and to increase undistributed foreign exchange gains by $7,433,904 for foreign currency gains recognized for tax purposes during the fiscal year ended October 31, 1995. Net investment income, net realized gain and net assets were not affected by this change.